Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 27, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
11/17/2023	EXM	4,888	328.9841	1,608,074.28
11/20/2023	EXM	4,916	330.7183	1,625,811.16
11/21/2023	EXM	4,923	331.1810	1,630,404.06
11/22/2023	EXM	4,865	334.0838	1,625,317.69
11/23/2023	EXM	4,865	333.3947	1,621,965.22
11/24/2023	EXM	4,980	334.5616	1,666,116.77
Total	—	29,437	332.1564	9,777,689.18

Since the announcement of such Fourth Tranche till November 24, 2023, the total invested consideration has been:
•Euro 21,527,285.68 for No. 66,157 common shares purchased on the EXM

As of November 24, 2023, the Company held in treasury No. 13,324,899 common shares equal to 5.19% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until November 24, 2023, the Company has purchased a total of 2,400,441 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 580,724,046.83.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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